Filed Pursuant to Rule 424(b)(3)

Registration No. 333-183685

ORAGENICS, INC.

9,437,834 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 4

DATED FEBRUARY 15, 2013

(To Prospectus dated September 26, 2012 and Prospectus Supplement No. 1 dated October 25, 2012,

Prospectus Supplement No. 2 dated November 13, 2012

and Prospectus Supplement No. 3 dated December 9, 2012)

This Prospectus Supplement No. 4 supplements that certain Prospectus dated September 26, 2012 as supplemented by Prospectus Supplement No. 1 dated October 25, 2012, Prospectus Supplement No. 2 dated November 13, 2012 and Prospectus Supplement No. 3 dated December 19, 2012 of Oragenics, Inc. (the “Company”) relating to the offer and sale from time to time by the selling stockholders named therein of up to 9,437,834 shares of our common stock (as amended and supplemented from time to time, the “Prospectus”). This Prospectus Supplement No. 4 is not complete without, and may not be delivered or used except in connection with, the original Prospectus, including all amendments and supplements thereto.

This Prospectus Supplement No. 4 includes the attached Current Report on Form 8-K as filed by the Company with the Securities and Exchange Commission on February 15, 2013 and updates, amends and supplements the information included or incorporated by reference in the Prospectus. This prospectus supplement should be read in conjunction with the prospectus dated September 26, 2012, and Supplement No. 1 dated October 25, 2012, Supplement No. 2 dated November 13, 2012 and Prospectus Supplement No. 3 dated December 19, 2012. If there is any inconsistency between the information in this Prospectus Supplement No. 4 and the Prospectus, you should rely on the information in this Prospectus Supplement No. 4.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision. Investing in our common stock involves a high degree of risk.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 4 (or the Prospectus, including any supplements or amendments thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is February 15, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934.

Date of Report: February 11, 2013

(Date of earliest event reported)

Oragenics, Inc

(Exact name of registrant as specified in its charter)

FL	001-32188	59-3410522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4902 Eisenhower Boulevard, Suite 125 Tampa, FL	33634
(Address of principal executive offices)	(Zip Code)

813-286-7900

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(e)	Compensatory Arrangements of Certain Officers.

Fiscal 2013 Chief Executive Bonus Performance Objectives.

On February 11, 2013, the Compensation Committee (the “Committee”) of Oragenics, Inc. (the “Company”) approved the 2013 performance objectives for the Company’s President and Chief Executive Officer, Dr. John Bonfiglio under his cash bonus plan. Dr. Bonfiglio’s employment agreement with the Company required the adoption of a bonus plan to provide for a bonus target of up to 50% of his annual base salary which equates to $140,000 (the “Bonus Target”). The Company put the bonus plan in place when Dr. Bonfiglio joined the Company. The bonus payable to Dr. Bonfiglio for 2013 will be based on the achievement of the following objectives, which are substantially similar to those adopted by the Committee in the prior year:

(i) Up to 60% of the Bonus Target for achievement of revenue thresholds;

(ii) Up to 30% of the Bonus Target for meeting operational objectives tied to licensing initiatives, the Intrexon relationship, ProBiora milestones and other short term specified operational objectives.

(iii) Up to 30% of the Bonus Target for financial performance objectives related to the Company’s bottom line; and

(iv) Up to 15% of the Bonus Target for Company performance objectives related to the Company’s raising capital.

Achievement of each objective will be measured independently, and a minimum threshold for each objective must be met for any credit to be given to that factor. The Committee established ranges for the revenue, bottom line performance and capital raise objectives. The bonuses earned for 2013, if any, could range from zero to 100% of Dr. Bonfiglio’s Bonus Target, and in certain instances exceed such Bonus Target by an additional $49,000 if the higher end of the performance goals with ranges are achieved and will generally vary depending on the extent to which actual performance meets, exceeds or falls short of the ranges and objectives approved by the Committee. The aggregate amount of bonus payable under the above bonus plan to Dr. Bonfiglio for 2013 would be approximately $189,000 if all of the objectives are determined to be achieved by the Committee at the high end of the ranges by the end of 2013.

In addition to the Chief Executive cash bonus program set forth above, the Compensation Committee approved a comparable cash bonus program for the Company’s Chief Financial Officer, Michael Sullivan and its Vice President of Research and Development, Dr. Martin Handfield. Under such cash bonus program Mr. Sullivan and Dr. Handfield are eligible for cash bonuses of up to $45,000 and $42,750, respectively, equaling to 25% of their base salaries.

The bonuses payable to Mr. Sullivan will be based upon the achievement of the following objectives:

(i) Up to 60% of the Bonus Target for achievement of revenue thresholds;

(ii) Up to 30% of the Bonus Target for meeting operational objectives tied to public filing requirements and other short term specified operational objectives.

(iii) Up to 30% of the Bonus Target for financial performance objectives related to the Company’s bottom line; and

(iv) Up to 15% of the Bonus Target for Company performance objectives related to the Company’s raising capital.

The bonuses payable to Dr. Handfield will be based upon the achievement of the following objectives:

(i) Up to 60% of the Bonus Target for achievement of revenue thresholds;

(ii) Up to 40% of the Bonus Target for meeting operational objectives tied to pre-clinical plans and activities leading to first lantibiotic, publications on Probiora 3and other short term operational objectives; and

(iii) Up to 30% of the Bonus Target for financial performance objectives related to the Company’s bottom line.

In certain instances the bonuses payable to Mr. Sullivan and Dr. Handfield could exceed their respective bonus targets established by the Committee by an additional $15,750 and $12,825, respectively, if the higher end of the performance goals with ranges are achieved and will generally vary depending on, and to the extent that actual performance meets, exceeds or falls short of the ranges and objectives approved by the Committee. The Board of Directors of the Company also ratified and approved the actions of the Committee with respect to the above referenced bonus programs.

Approval of Amendments to Long-Term Incentive Program

On February 11, 2013 the Committee and Board approved an amendment to participating executive’s long-term performance-based equity incentive program administered under the Company’s 2012 Equity Incentive Plan (the “2012 Equity Incentive Plan”). The Amendments consist of (i) an extension of the Termination Date in the individual award agreements from December 31, 2013 to December 31, 2014; and (ii) the addition of four new performance goals. The specific additional Performance Goals added and the Award Percentages for the participating executive officers are as follows:

Additional Performance Goals:

(ix) Successful filing and acceptance by the FDA of an IND on first lantibiotic candidate.

(x) First dose of a lantibiotic administered to a patient under a Company sponsored clinical study.

(xi) Capital raise by the Company of $12,000,000 or more in a single year.

(xii) Broaden Intrexon relationship to include new area outside of lantibiotics as evidenced by a Board approved amended or new collaboration agreement that includes a new therapeutic area.

	Performance Goals/Award Percentages
	(ix) Lantibiotic IND	(x) Human Exposure to Lantibotic	(xi) Company Capital Raise	(xii) Expand Existing or Enter into New Collaboration Agreement
Participating Executives
Dr. John Bonfiglio	0.50%	0.50%	0.50%	0.50%
Michael Sullivan	0.18%	0.18%	0.22%	0.18%
Martin Handfield	0.17%	0.17%	0.17%	0.17%

The Committee believed it was in the best interest of the Company to extend the Termination Date for the existing performance goals for another year and to add the new goals related to its lantibiotic development efforts. The Committee believed the changes continue to serve the purposes of the long term incentive program to: (i) develop a culture of achievement and performance; (ii) align the incentive structure to the long term goals of the Company; (iii) promote retention; (iv) promote achievement of targeted results; (v) use equity proactively and as an appropriate incentive; and (vi) employ variable compensation based upon performance goals.

The amendments were implemented by amending the participants original Award Agreements. A copy of the form of amendment to long term incentive program award agreement for employee participants approved by the Committee and Board is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Amendment to Non-Employee Director Compensation

On February 11, 2013, the Board considered and approved amendments to Company’s non-employee director long-term performance based equity incentive compensation program which is administered under the Company’s 2012

Equity Incentive Plan. The amendments consist of (i) an extension of the Termination Date in the individual award agreements from December 31, 2013 to December 31, 2014; and (ii) the addition of four new performance goals. These changes were considered by the Committee to be in the best interest of the Company and necessary to attract and retain highly qualified directors to serve on the Company’s Board.

The Board also ratified and approved the changes to the director compensation program. The long term incentive plan is comparable in all respects to the long-term incentive plan for the designated executive officers and employee participants, including the Performance Goals.

The specific additional Performance Goals added and the Award Percentages for the participating non-employee directors are as follows:

(ix) Successful filing and acceptance by the FDA of an IND on first lantibiotic candidate.

(x) First dose of a lantibiotic administered to a patient under a Company sponsored clinical study.

(xi) Capital raise by the Company of $12,000,000 or more in a single year.

(xii) Broaden Intrexon relationship to include new area outside of lantibiotics as evidenced by a Board approved amended or new collaboration agreement that includes a new therapeutic area.

	Performance Goals/Award Percentages
	(ix) Lantibiotic IND	(x) Human Exposure to Lantibotic	(xi) Company Capital Raise	(xii) Expand Existing or Enter into New Collaboration Agreement
Non-Employee Director
	0.11%	0.11%	0.11%	0.11%

The amendments were implemented by amending the participants original Award Agreements. A copy of the form of amendment to long term incentive program award agreement for non-employee directors approved by the Board is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 5.08. SHAREHOLDER DIRECTOR NOMINATIONS.

The Company has set Thursday, June 6, 2013 as the date for its 2103 annual meeting of shareholders. The date will be substantially earlier than the prior year’s annual meeting which was held on October 23, 2012. Because the date of the meeting is more than 30 days before the anniversary of the Company’s 2012 annual meeting of shareholders, proposals to be included in the Company’s proxy statement for the 2013 annual meeting of shareholders in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received on or before March 31, 2013, which the Company believes is a reasonable time before it expects to begin to print and send its proxy materials.

Shareholders must deliver the proposals or nominations to the Company’s principal executive offices at the following address: Oragenics, Inc., Attn: Corporate Secretary, 4902 Eisenhower Boulevard, Suite 125, Tampa, Florida 33634.

Item 8.01. OTHER INFORMATION

On February 11, 2013, the Board of Directors established June 6, 2013 as the date for its 2013 annual meeting of shareholders, and the record date for the meeting has been set as April 18, 2013.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	Form of LTIP Employee Award Agreement Amendment

10.2	Form of LTIP Non-Employee Award Agreement Amendment

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 15th day of February, 2013.

ORAGENICS, INC. (Registrant)

BY:	/s/ Michael Sullivan
Michael Sullivan Chief Financial Officer

Exhibit 10.1

[Form of LTIP Employee Award Agreement Amendment]

[Date]

[Name of Award Participant]

Oragenics, Inc.

4902 Eisenhower Boulevard, Suite 125

Tampa FL 33634

Re: Amendment to Equity/Long-Term Incentive Award Agreement

Dear [Name of Award Participant]:

This letter agreement (this “Amendment”) is made with reference to that certain Equity/Long-Term Incentive Award Agreement dated as of November 14, 2011 (the “Award Agreement”), each by and between Oragenics, Inc., a Florida corporation (the “Company”), and [                    ] (the “Employee”)].

Extension of Termination Date. This Amendment amends and extends the Termination Date, as defined in the Award Agreement, from December 31, 2013 to December 31, 2014.

Additional Performance Goal Award Opportunities. This Amendment amends the performance award opportunities by adding the following Performance Goals:

(ix)	Successful filing and acceptance by the FDA of an IND on first lantibiotic candidate.

(x)	First dose of a lantibiotic administered to a patient under an Oragenic’s sponsored clinical study.

(xi)	Capital raise by the Company of $12,000,000 or more in a single year.

(xii)	Broaden Intrexon relationship to include new area outside of lantibiotics as evidenced by a Board approved amended or new ECC Agreement that includes a new therapeutic area.

The Award Percentage corresponding to particular Performance Goals added hereby are as set forth in Table A:

Table A

Performance Goals
	(ix) Lantibiotic IND		(x) Human Exposure to Lantibotic		(xi) Company Capital Raise		(xii) Expand Existing or Enter into New Collaboration Agreement
Award Percentage	[	]%	[	]%	[	]%	[	]%

Except for the amendment of the Termination Date and the additional Performance Goal Award Opportunities set forth in the preceding paragraphs, the other terms and conditions of the Award Agreements continue in effect (including, without limitation, the termination and forfeiture provisions of the Award Agreement or prior to a termination of the award recipient’s employment or services).

[Remainder of page intentionally left blank]

If this Agreement accurately sets forth our understanding with respect to the foregoing matters, please indicate your acceptance by signing this Agreement below and returning it to me. A duplicate copy of this Agreement is included for your records.

Oragenics, Inc.

By:
Print Name:
Title:

Accepted and Agreed:

[Name]

Date:

Exhibit 10.2

[Form of LTIP Non-Employee Award Agreement Amendment]

[Date]

[Name of Non-Employee Director]

Oragenics, Inc.

4902 Eisenhower Boulevard, Suite 125

Tampa FL 33634

Re: Amendment to Equity/Long-Term Incentive Award Agreement

Dear [Name of Non-Employee Director]:

This letter agreement (this “Amendment”) is made with reference to that certain Equity/Long-Term Incentive Award Agreement dated as of November 14, 2011 (the “Award Agreement”), each by and between Oragenics, Inc., a Florida corporation (the “Company”), and [                    ] (the “Director”)].

Extension of Termination Date. This Amendment amends and extends the Termination Date, as defined in the Award Agreement, from December 31, 2013 to December 31, 2014.

Additional Performance Goal Award Opportunities. This Amendment amends the performance award opportunities by adding the following Performance Goals:

(ix)	Successful filing and acceptance by the FDA of an IND on first lantibiotic candidate.

(x)	First dose of a lantibiotic administered to a patient under an Oragenic’s sponsored clinical study.

(xi)	Capital raise by the Company of $12,000,000 or more in a single year.

(xii)	Broaden Intrexon relationship to include new area outside of lantibiotics as evidenced by a Board approved amended or new ECC Agreement that includes a new therapeutic area.

The Award Percentage corresponding to particular Performance Goals added hereby are as set forth in Table A:

Table A

Performance Goals
	(ix) Lantibiotic IND		(x) Human Exposure to Lantibotic		(xi) Company Capital Raise		(xii) Expand or Enter into New Collaboration Agreement
Award Percentage	[	]%	[	]%	[	]%	[	]%

Except for the amendment of the Termination Date and the additional Performance Goal Award Opportunities set forth in the preceding paragraphs, the other terms and conditions of the Award Agreements continue in effect (including, without limitation, the termination and forfeiture provisions of the Award Agreement or prior to a termination of the award recipient’s services).

[Remainder of page intentionally left blank]

If this Agreement accurately sets forth our understanding with respect to the foregoing matters, please indicate your acceptance by signing this Agreement below and returning it to me. A duplicate copy of this Agreement is included for your records.

Oragenics, Inc.

By:
Print Name:
Title:

Accepted and Agreed:

[Name]

Date: